Exhibit 99.1

Corporate Communications

CNH Industrial announces appointment of new Chief Executive Officer

London, August 9, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces the appointment of Hubertus M. Mühlhäuser as Chief Executive Officer, effective September 17, 2018. To be based at the company’s Burr Ridge, Chicago, USA offices, he brings extensive leadership experience at multinational industrial companies, a deep knowledge of the agriculture and construction sectors as well as strategic expertise. The Company anticipates convening an extraordinary shareholders meeting seeking shareholder approval for the appointment of Mr. Mühlhäuser to the Company’s Board of Directors.

Mr. Mühlhäuser joins the Company from Welbilt Inc. (NYSE: WBT), where he was Director, President and Chief Executive Officer since 2015. Prior to this, he worked at AGCO Corporation (NYSE: AGCO), heading its EMEA and Asia Region businesses as well as its global engine division. He also held the position of Senior Vice President of Strategy and Integration for AGCO. Before joining Welbilt Inc., he dedicated two years to his family business, the tunneling specialist Mühlhäuser Holding Ltd., where he has been Non-Executive Chairman since 2015. Mühlhäuser started his career at Arthur D. Little Inc., where he was the Global Head of the Strategy & Organization practice and a Member of the Global Executive Team

“The Board is delighted at the appointment of Hubertus Mühlhäuser, given the wealth of international experience he will bring to the role combined with his passion for, and experience in, many of the industries in which we operate,” said Suzanne Heywood, Chairman, CNH Industrial N.V..

“My personal thanks and those of the Board go to Derek Neilson, who has been our interim CEO during a challenging period, for his guidance and oversight. Derek will continue in his role of Chief Operating Officer, EMEA Region and President, Commercial Vehicles Products Segment,” stated Lady Heywood.

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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